NEW YORK 212-530-5000 LOS ANGELES 213-892-4000 WASHINGTON, D.C. 202-835-7500 LONDON 44-20-7615-3000 FRANKFURT 49-(0)69-71914-3400	MILBANK, TWEED, HADLEY & McCLOY LLP Rua Colombia, 325 CEP 01438-000 • São Paulo • SP Brazil TEL: 55-11-3927-7700	MUNICH 49-89-25559-3600 BEIJING 8610-5969-2700 HONG KONG 852-2971-4888 SINGAPORE 65-6428-2400 TOKYO 813-5410-2801

VIA EDGAR

Ms. Jennifer Thompson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3737

April 7, 2015

Re:       Brazilian Distribution Company
Amendment No. 1 to Form 20-F for the Fiscal Year ended December 31, 2013
Filed January 30, 2015
File No. 001-14626

Dear Ms. Thompson:

We are writing on behalf of Brazilian Distribution Company (Companhia Brasileira de Distribuição, or the “Company”) in response to your February 13, 2015 and March 31, 2015 letters concerning its annual report on Form 20-F for the Fiscal Year ended December 31, 2013 (“20-F”).

Both letters were duly received by the Company. Regrettably, the February 13, 2015 letter was overlooked as a result of an administrative oversight. The Company apologizes for its error and asks us to assure you that it was entirely unintentional.

Set forth below is your comment from the February 13, 2015 letter and the Company’s response:

SEC Comment No. 1

We note the certifications you included as Exhibits 12.1 and 12.2 in your amended Form 20-F omit paragraphs 4 and 5. As you amended Item 15 in your Form 20-F, please tell us why paragraphs 4 and 5 were excluded from your certifications or amend your Form 20-F to include the required paragraphs. Please refer to the example certification contained in Instruction 12 of the Instructions as to Exhibits section of Form 20-F and to question 161.01 of our Exchange Act Rules Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Response to Comment No. 1

In accordance with conversations with the Staff, and following questions 161.01 and 161.08 of the Staff’s Exchange Act Rules Compliance and Disclosure Interpretations, the Company proposes to file an amendment to its 20-F that will include “Item 15. Controls and Procedures” (in the form contained in Amendment No. 1 to the 20-F) and Exhibits 12.1 and 12.2 containing paragraphs 4 and 5 of the certifications, as requested in your February 13, 2015 letter.

The Company, however, proposes to omit paragraph 3 of the certifications on Exhibits 12.1 and 12.2, as there will be no financial statements or other financial information in the proposed amendment. Drafts of proposed Exhibits 12.1 and 12.2 are included as annexes hereto for your convenience.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3927-7701 or Christophe Hidalgo of the Company at (011-55-11) 3886-0017.

Very truly yours,

/s/ Andrew B. Jánszky

cc: Christophe Hidalgo and Daniela Sabbag – Companhia Brasileira de Distribuição

ANNEX – DRAFT EXHIBITS 12.1 AND 12.2

EXHIBIT 12.1

CERTIFICATION

I, Ronaldo Iabrudi, certify that:

1. I have reviewed this this Amendment No. 2 to the annual report on Form 20-F of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. [OMITTED];

4. The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on evaluation; and

d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and to the audit committee of the company’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April [●], 2015

By: ___________________
Name: Ronaldo Iabrudi
Title: Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Christophe Hidalgo, certify that:

1. I have reviewed this this Amendment No. 2 to the annual report on Form 20-F of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. [OMITTED];

4. The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on evaluation; and

d) disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and to the audit committee of the company’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April [●], 2015

By: ___________________
Name: Christophe Hidalgo
Title: Chief Financial Officer